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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         ARMOR ALL PRODUCTS CORPORATION
                                ---------------

                           (Name Of Subject Company)

                         SHIELD ACQUISITION CORPORATION
                               THE CLOROX COMPANY
                                ---------------

                                   (Bidders)

                         COMMON STOCK, $0.01 PAR VALUE
                            ------------------------

                         (Title of Class of Securities)

                                  042256 10 7
                            ------------------------

                     (CUSIP Number of Class of Securities)

                   EDWARD A. CUTTER, ESQ., THE CLOROX COMPANY
                                 1221 BROADWAY
                         OAKLAND, CALIFORNIA 94612-1888
                           TELEPHONE: (510) 271-7000
                            ------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:

                           JOHN W. CAMPBELL III, ESQ.
                            MORRISON & FOERSTER LLP
                             345 CALIFORNIA STREET
                        SAN FRANCISCO, CALIFORNIA 94104
                           TELEPHONE: (415) 677-7000
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $407,942,743                                                $81,589

 * For the purpose of calculating the fee only, this amount assumes the purchase of 21,369,447 shares of Common Stock of Armor All Products Corporation ("Shares") at $19.09 per Share.

** 1/50 of 1% of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                    FILING
AMOUNT PREVIOUSLY PAID:  N/A        PARTY:       N/A
FORM OR REGISTRATION
  NO.:                   N/A        DATE FILED:  N/A

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
                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by Shield Acquisition Corporation, a Delaware corporation (the "Offeror") and a wholly owned subsidiary of The Clorox Company, a Delaware corporation (the "Parent"), to purchase any and all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Armor All Products Corporation, a Delaware corporation (the "Company"), at a price of $19.09 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase, dated December 2, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are submitted herewith as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Armor All Products Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 6 Liberty, Aliso Viejo, California 92656-3829.

    (b) The class of equity securities being sought is all the outstanding shares of Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by the Parent and the Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

    (e)-(f) Neither the Offeror nor the Parent, nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") is incorporated herein by reference.

    (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 13 ("Merger Agreement, Stockholder Agreement and Confidentiality Agreement") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("Merger Agreement, Stockholder Agreement and Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror") and Section 13 ("Merger Agreement, Stockholder Agreement and Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("Merger Agreement, Stockholder Agreement and Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as to whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

    (a) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"),
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and
Section 13 ("Merger Agreement, Stockholder Agreement and Confidentiality Agreement") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Certain Effects of the Transaction") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (e) The information set forth in Section 16 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated December 2, 1996.

(a)(2)     Letter of Transmittal.

(a)(3)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.

(a)(4)     Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees to Clients.

(a)(5)     Notice of Guaranteed Delivery.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.

(a)(7)     Summary Advertisement, dated December 2, 1996.

(a)(8)     Press Release issued by the Parent on November 26, 1996.

(b)        None.

(c)(1) Agreement and Plan of Merger, dated as of November 26, 1996, among the Parent, the Offeror and the Company.

(c)(2)     Stockholder Agreement, dated as of November 26, 1996, among the Parent, the
           Offeror, and McKesson.

(c)(3)     Confidentiality Agreement, dated as October 10, 1996, among the Parent, the
           Company and McKesson.

(c)(4)     First Amendment to the Agreement and Plan of Merger, dated as of December 1,
           1996, among the Parent, the Offeror and the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 2, 1996

                                          THE CLOROX COMPANY

                                          By:          /s/ KAREN M. ROSE

                                             -----------------------------------

                                              Name: Karen M. Rose
                                             Title:Vice President--Treasurer

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: December 2, 1996

                                          SHIELD ACQUISITION CORPORATION

                                          By:          /s/ KAREN M. ROSE

                                             -----------------------------------

                                              Name: Karen M. Rose
                                             Title: Treasurer

                                  EXHIBIT LIST

 EXHIBIT                                                                                                       PAGE
 NUMBER                                                                                                       NUMBER
---------                                                                                                  -------------
   (a)(1)  Offer to Purchase, dated December 2, 1996

   (a)(2)  Letter of Transmittal

   (a)(3)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

   (a)(4)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients

   (a)(5)  Notice of Guaranteed Delivery

   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

   (a)(7)  Summary Advertisement, dated December 2, 1996

   (a)(8)  Press Release issued by the Parent on November 26, 1996

   (c)(1)  Agreement and Plan of Merger, dated as of November 26, 1996, among the Parent, the Offeror and the Company

   (c)(2)  Stockholder Agreement, dated as of November 26, 1996, among the Parent, the Offeror, and
             McKesson Corporation

   (c)(3)  Confidentiality Agreement, dated as of October 10, 1996, among the Parent, the Company and
             McKesson Corporation

   (c)(4)  First Amendment to the Agreement and Plan of Merger, dated as of December 1, 1996, among the
             Parent, the Offeror and the Company